UNITED-GUARDIAN, INC.
Corporate Divisions	Mailing Address:
GUARDIAN LABORATORIES	P.O. BOX 18050
HAUPPAUGE, NY 11788
Corporate Headquarters:	TEL: (631) 273-0900
230 MARCUS BLVD.	FAX: (631) 273-0858
HAUPPAUGE, NY 11788	E-MAIL:pgc@u-g.com

December 29, 2008

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

                                                                                Re: United-Guardian, Inc.
                                                                                       Form 10-K for the fiscal year ended December 31, 2007 (filed March 27, 2008)
                                                                                       Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008, and September 30, 2008
                                                                                       File No. 1-10526

Dear Mr. O’Brien,

On behalf of United-Guardian, Inc. (“Company”) I am hereby electronically submitting to the United States Securities and Exchange Commission (“SEC”) our responses to the comments set forth in your letter to the Company dated December 11, 2008. A courtesy copy of this letter is also being sent to Ms. Tracey Houser, the Staff Accountant specified in your letter as our primary contact in responding to your letter.

Although we are a very small public company and do our best to comply with all SEC regulations, we also acknowledge that there is always room for improvement, and we welcome the opportunity to clarify any items in our filings that could be misconstrued, and to correct any items that may have inadvertently not been set forth appropriately. It is our hope that our responses will adequately address your questions,and comments, and we will do our best to ensure that future filings reflect these changes.

For your convenience in reviewing our responses we have first restated your comments (in bold) prior to addressing each issue, and have conformed our responses to the numbered comments in your letter so they can be tracked more easily.

Your comments, along with our responses, are as follows:

1. We note your statement that a “[b]ecause of the inherent limitations of any internal system of disclosure controls and procedures, any evaluation of disclosure controls can provide only reasonable assurance, not absolute assurance, that all control issues, if any within a company have been detected.” Please revise your disclosure in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No 33-8238.

In future filings Item 9A(T) or its successor item will clearly reflect that our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives, and that the Company’s principal executive officer and principal financial officer will have concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level, assuming that continues to be the case.

Consolidated Statements of Cash Flows, page F-7

2. In future filings, please revise your presentation of cash flows from operating activities using the indirect method to begin with net income instead of net income from continuing operations. Refer to paragraph 28 of SFAS 95 for guidance.

In future filings we will revise our presentation of cash flows from operating activities using the indirect method to begin with “net income” instead of “income from continuing operations”, as directed by paragraph 28 of SFAS 95.

3. Please confirm to us that your discontinued operations (a) did not have any investing or financing cash flows or (b) that you have combined such cash flows with your investing and financing cash flows from continuing operations. Refer to footnote 10 to paragraph 26 of SFAS 95 for guidance. Please also note that in MD&A in future filings you should be describing how cash flows from discontinued operations are reflected in your cash flows statements, and quantify those cash flows if they are not separately identified (i.e. investing and financing cash flows). Please also describe how you expect the absence of these cash flows related to the discontinued operations to impact your future liquidity and capital resources

We confirm that our discontinued operations for the years ended December 31, 2007 and 2006 did not have any investing or financing cash flows.

In future filings we will describe in the MD&A how cash flows from discontinued operations are reflected in our cash flow statements and we will quantify those cash flows if they are not separately identified. We will also describe how we expect the absence of these cash flows related to the discontinued operations to impact our future liquidity and capital resources.

Note A – Nature of Business and Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-8

4.	We note the customers for proprietary cosmetic and other personal care products are your marketing partners instead of the end purchaser (i.e., cosmetic and other personal care manufacturers). If this is correct please revise your revenue recognition policy in future filings for these revenue transactions to clarify the following:

You are recognizing revenue when you ship your products to your marketing partners.

At shipment of your products, the risk of loss has transferred to your marketing partners in addition to title to the products passing, if correct. Refer to SAB Topic 13.A.3 for guidance.

Persuasive evidence of a sales arrangement exists at shipment to the customer, if correct. For example, you are not obligated to repurchase the product and/or collection of the sale is not contingent upon the customer selling the product to a third party. Otherwise, please provide us with a detailed explanation as to how you determined it is appropriate to recognize revenue with such rights available to your customers. Refer to Question 2 of SAB topic 13.A.2 for guidance.

Please provide us with the disclosure you intend to include in future filings.

In future filings we will clarify that our marketing partners are distributors to whom sales are made on an unconditional and final basis rather than on a consignment basis. We have no obligation to repurchase the product or accept returns of the product unless it is defective, and collection is not contingent upon our customer being able to sell the product to its customers.

In future filings we will expand our revenue recognition policy to read as follows:

                     “The Company recognizes revenue when products are shipped, title and risk of loss pass to customers, persuasive evidence of a sales arrangement exists, and collections are reasonably assured.

                     An allowance for returns, based on historical experience, is taken as a reduction of sales within the same period the revenue is recognized.”

Marketable Securities and Temporary Investments, page F-9

5. In future filings, please disclose the nature of your investment income.

In future filings we will disclose in more detail the nature of our investment income. Such income in 2007 and 2006 consisted principally of interest and dividend income.

6. In future filings, please disclose your accounting policy for your temporary investments. Refer to SFAS 115 for guidance. As appropriate, please also disclose how you estimate the fair value of your temporary investments.

In future filings we will disclose our accounting policy for temporary investments in accordance with SFAS 115. We will also disclose how the fair value of our temporary investments is determined.

 Income Taxes, page F-11

7. We note your policy is to recognize interest related to your tax positions in other expense. However, paragraph 19 of FIN 48 states interest may be recognized as income taxes or interest expense. Please revise your consolidated financial statements accordingly in future filings.

In future filings we will revise our policy disclosure to state that interest related to our tax positions is included in interest expense as per paragraph 19 of FIN 48.

Note B – Marketable Securities, page F-14

8. In future filings, please disclose the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period. Refer to paragraph 21.d. of SFAS 115 for guidance.

In future filings we will disclose the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period as per paragraph 21.d. of SFAS 115.

Exhibit 31

9.	Please amend your December 31, 2007 Form 10-K to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-K. Specifically, please:

Remove the title of the certifier from the introduction.

Include the phrase, “and internal control over financial reporting (as defined in Exchange Act Rules 13A-15(f) and 15d-15(f))” in the introduction for paragraph 4.

Include paragraph 4.b. regarding the design of your internal control over financial reporting.

Please note that when you amend your Form 10-K to provide the revised 302 certifications, the certifications should refer to your amended filing in the first paragraph. Also, you only need to include Item 9A(T). Controls and Procedures and Item 15. Exhibits and Financial Statement Schedules, as such you do not need to include paragraph 3 of the certifications.

     Attached to this letter is a proposed amendment to our December 31, 2007 Form 10-K that includes:

           (a) a revised certification of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-K;

           (b) a corrected Item 9A(T) to that filing; and

           (c) Item 15. Exhibits and Financial Statement Schedules, which includes only the two revised Section 302 certifications as exhibits. Upon receipt of your confirmation that the amended filing will conform to your requirements, this amended Form 10-K for the fiscal year ended December 31, 2007 will be electronically filed under the EDGAR system.

Please note that the Section 302 certifications were done correctly in the quarterly filings that followed the 2007 Form 10-K,, but we were not aware that we had inadvertently used the outdated certification language in the 2007 Form 10-K until you brought it to our attention. We will make every effort to ensure that future certifications contain the most current language.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Investments, page 7

10.

We note your disclosure that your available-for-sale securities are valued at fair value using level 1 inputs and the market approach as defined by SFAS 157. Please revise your disclosure in future filings to clarify whether you are valuing all your available-for-sale securities using quoted prices (unadjusted) in active markets for identical assets or liabilities, if correct. In this regard, stating you use the market approach without further clarification could be interpreted to mean that you value certain of your securities using unobservable inputs based on the complete definition in paragraph 18.a. of SFAS 157. Otherwise, please revise your disclosure in future filings to address each of the following:

  Disclose that you value certain of your available-for-sale marketable securities using level 3 inputs.

  Separately disclose those available-for sale marketable securities valued using level 1 inputs versus level 3 inputs. Refer to paragraph 32 of SFAS 157.

  In your critical accounting policies section of MD&A, provide detailed disclosures of the methods used to estimate the fair value of your available-for-sale marketable securities using level 3 inputs; the material assumptions used in each method used; and a sensitivity analysis of those assumption on the estimated fair value. Refer to Section 501.14 of the Financial Reporting Codification of guidance.

In future filings will revise our disclosure to clarify that we are valuing all of our available-for-sale securities using unadjusted quoted prices in active markets for identical assets or liabilities assuming that continues to be the case.

In future filings we will provide detailed disclosure of the methods used to estimate fair value of our available-for-sale marketable securities if we are utilizing other than level 1 inputs.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 17

11.  We note accounts receivable, net increased 43.5% as of September 30, 2008 from the December 31, 2007 balance and is 12.0% of total current assets as of September 30, 2008. In future filings, please include disclosure of your analysis of the collectibility of accounts receivable, net.  For example, it may be useful to disclose the days sales outstanding for accounts receivable, net for each period presented along with an analysis of any material increases or decrease in the number of days. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

In future filings we will provide an analysis of the collectibilty of accounts receivable in our MD&A, including such metrics as days sales outstanding on a comparative basis with an analysis of changes in the metrics, to the extent that such metrics will be helpful in explaining changes in accounts receivable.

In connection with these response to your comments on the above-referenced filings of the Company we acknowledge that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosures in all of our filings with the SEC;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further clarification of these responses, or if we have not fully addressed the issues you have raised, please feel free to contact me and I will make sure that any remaining issues are addressed promptly.

Very truly yours, UNITED-GUARDIAN, INC.

/s/ Ken Globus Ken Globus President